EXHIBIT 99.1

Golar LNG announces a new $600 million senior secured Revolving Credit Facility

Golar LNG Limited (“Golar”) is pleased to announce successful closing of a new $600 million senior secured Revolving Credit Facility (“RCF”). The RCF further strengthens Golar’s balance sheet flexibility and facilitates for further FLNG growth.

The RCF is secured by Golar’s investment in the MKII FLNG currently being converted in China to serve a 20-year contract with Southern Energy S.A. in Argentina. The facility received strong backing from a consortium of banks including ABN AMRO, Citibank, Danske Bank and Standard Chartered Bank.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
August 3, 2026
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão – CFO

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act